UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                             to

Commission File Number:  001-07925

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kyocera Mita America, Inc. Savings and Investment Plan

C/o Kyocera Mita America, Inc.

225 Sand Road

Fairfield, NJ 07004

B:           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kyocera Corporation
6, Takeda, Tobadono-cho
Fushimi-ku
Kyoto, Japan 612-8501

KYOCERA MITA AMERICA, INC.
SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

(with supplementary information)

KYOCERA MITA AMERICA, INC.
SAVINGS AND INVESTMENT PLAN

*      Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kyocera Mita American, Inc. Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Kyocera Mita American, Inc. Savings and Investment Plan (the “Plan”) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

New York, New York
June 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Kyocera Mita America, Inc. Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Kyocera Mita America, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kyocera Mita America, Inc. Savings and Investment Plan as of December 31,2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ EISNER LLP

New York, New York
August 1, 2006

KYOCERA MITA AMERICA, INC.
SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
ASSETS
Cash		$32,521

Investments, at fair value:
Common/collective trust	$5,237,320	2,794,865
Registered investment companies	26,045,265	23,820,718
Common stock	1,202,322	1,155,747
Participant loans	1,430,876	1,031,205

Total investments	33,915,783	28,802,535

Receivables:
Employer contribution	614,474	753,812
Participant contribution		11,258

Total receivables	614,474	765,070

Net assets available for benefits	$34,530,257	$29,600,126

See notes financial statements

KYOCERA MITA AMERICA, INC.
SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Dividends and interest	$1,077,572
Interest on loans to participants	74,883
Net realized and unrealized appreciation in fair value of investments	506,059

Total investment income	1,658,514

Employer contributions	1,539,394
Employee contributions	2,607,646
Rollover	912,596

Total contributions	5,059,636

Total additions	6,718,150

Deductions:
Benefits paid to participants	(1,784,250)
Administrative expenses	(3,769)

Total deductions	(1,788,019)

Net increase in net assets available for benefits	4,930,131
Net assets available for benefits at beginning of year	29,600,126

Net assets available for benefits at end of year	$34,530,257

See notes financial statements

KYOCERA MITA AMERICA, INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2005 and 2004

NOTE A - DESCRIPTION OF THE PLAN

The following description of Kyocera Mita America, Inc. Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.

[1]           General:

The Plan was established on December 1, 1982. It is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all eligible employees of Kyocera Mita America, Inc. (“KMA”), Kyocera Mita South Carolina, Inc. and Kyocera Technology Development, Inc. (collectively, the “Company”). The Plan is administered by a committee appointed by the Board of Directors (the “Committee”) of KMA.

[2]           Eligibility for participation:

Each employee who was a participant of the Mita Copystar America, Inc. Employees’ Retirement Plan, a terminated plan, on December 1, 1982 became a participant of the Plan as of December 1, 1982. All other employees of the Company who become eligible on the first day of their employment and enrollment to the Plan will commence on January 1, April 1, July 1, and October 1 following the date of employment. An employee is not eligible if the individual is a leased employee, employee from Kyocera Mita Corp. on temporary assignment in the US, employed as an intern or work study or all employees aggregated under section 414(b), 414(c) or 414(m) of the Internal Revenue Code (the “Code”) other than the employees of Kyocera Technology Development, Inc. and Kyocera Mita South Carolina, Inc.

[3]           Contributions:

Each participant may elect to contribute from 1 to 25 percent of his or her compensation, as defined, on a pretax basis and subject to certain limitations as provided in the Code. Employee contributions exceeding certain defined limitations will be refunded.

The Company contributes on behalf of each participant, an amount equal to 100 percent of the participant’s contribution to a maximum of 3 percent of the participant’s compensation, as defined (“Matching Contribution”). The Company may make additional discretionary contributions on behalf of each participant (“Discretionary Contribution”). During the year ended December 31, 2005, the Matching Contribution and Discretionary Contribution was $924,920 (net of forfeitures of $156,889) and $614,474, respectively.

[4]           Vesting upon termination:

In the event that a participant terminates employment (other than by retirement or death), such participant shall have a nonforfeitable interest in the value of his or her contribution and the Company’s Discretionary Contribution. Vesting in the Company’s Matching Contribution portion of participants’ accounts is based on years of continuous service as follows:

Percentage
Year of Services	Vested

1 year	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

Any portion of a participant’s account that is not vested on termination shall be forfeited provided that such participant is not re-employed by the Company within the Plan year of his or her termination.

A participant is fully vested in all of the Company’s contributions if he or she is eligible for early or normal retirement, total and permanent disability or death.

[5]           Forfeitures:

For the Plan year ended December 31, 2005, the forfeited employer’s contribution amounted to $90,866. Forfeitures of employer matching contributions are used to reduce the employer’s matching contribution. During 2005, $156,889 of cumulative forfeitures was used to offset the employer’s contribution. The amounts of unused forfeitures available to reduce future Matching Contributions is $51,484 at December 31, 2005.

[6]           Payment for benefits:

While employed, a participant may be entitled to withdraw up to 100 percent of his or her contributions if he or she meets one of the following criteria:

(a)           he or she has attained age 59 1/2, or

(b)           he or she is in immediate and heavy financial needs, as defined.

The Committee has the power to approve such withdrawals. The amount of withdrawals for heavy financial needs cannot exceed the cost of meeting such needs.

[7]           Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance on the date the loan is granted. There is a one-time loan-processing fee of $50, which is charged directly to the participant at the time of the loan.

Loan terms range up to five years or a reasonable time period that may exceed five years for the purchase of the participant’s principal place of residence. Repayment is made through payroll deduction. The loans bear interest at the prime rate plus 1% per annum.

Failure to make any installment payment when due in accordance with the terms of the loan results in a deemed distribution to the participant or beneficiary for tax purposes of the entire outstanding loan balance at the time of such failure.

[8]           Investment options:

Effective April 1, 2005, the Plan administrator appointed T. Rowe Price Trust Company (“TRP”) as the Plan’s new trustee and terminated Union Bank of California (“UBOC”). All investments held at UBOC were liquidated with the exception of common stock of Kyocera Corporation and the resulting cash was transferred to TRP. The participants are allowed to direct their contributions in the following funds and stocks:

T. Rowe Price Stable Value Common Trust Fund

This fund invests primarily in a diversified portfolio of Guaranteed Investment Contracts (“GICs”), Bank Investment Contracts (“BICs”) and Synthetic Investment Contracts (“SICs”), including underlying fixed-income securities supporting SICs, for which T. Rowe Price Associates, Inc. may serve as investment adviser.

T. Rowe Price Equity Income Fund

This fund seeks to provide high current income and long-term capital appreciation by investing primarily in dividend-paying common stocks with favorable prospects for capital appreciation.

T. Rowe Price Balanced Fund

The objective of this fund is to provide current income, capital appreciation, and preservation of capital by investing in a diversified portfolio of common stocks and fixed-income securities.

T. Rowe Price Equity Index 500 Fund

This fund seeks to replicate as closely as possible the total return performance of Standard & Poor’s 500 Index.

T. Rowe Price Growth Stock Fund

The goal of this fund is primarily to provide long-term capital growth and, secondarily to increase future income through investments in common stocks of well-established companies with the potential to achieve above-average earnings and income growth.

T. Rowe Price Mid-Cap Value Fund

This fund seeks to achieve long-term growth of capital by investing primarily in the common stocks of medium-sized companies that appear to be undervalued.

T. Rowe Price Small-Cap Value Fund

The objective of this fund is long-term growth of capital through investments in small capitalization stocks with attractive prospects for capital appreciation that are believed to be undervalued.

T. Rowe Price Global Technology Fund

The objective of this fund is long-term capital growth by investing throughout the world in common stocks that are expected to generate a majority of the revenue from the development, advancement and use of technology.

T. Rowe Price Retirement Income Fund

This fund seeks the highest total return over time consistent with an emphasis on both capital growth and income by investing in a diversified portfolio of about 40% stocks and 60% bonds.

T. Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045 Funds

These funds seek the highest total return over time with emphasis on both capital growth and income by systematically shifting the asset allocation from stocks to bonds over time as the target retirement year approaches.

PIMCO Total Return Admin

The PIMCO Total Return Admin is an intermediate-term bond fund with average durations between 3.5 to 6 years.

Columbia Acorn Z

This fund focuses on faster-growing small- and medium-sized companies with market capitalization of less than $2 billion at the time of purchase.

Templeton Growth A

This fund generally invests in common stocks, but it maintains a flexible investment policy that allows it to invest in all types of securities with up to 25% of its assets in debt securities of companies and governments anywhere in the world.

Artisan Mid Cap Inv

This fund seeks long-term capital growth through investment in mid-sized companies within the range of the S & P MidCap 400 lndex.

Morgan Stanley Institutional Fund International Equity Portfolio

This fund seeks long-term capital appreciation by investing in a group of 1200 international stocks that it considers undervalued based on fundamental analysis.

Third Avenue Real Estate Value

This funds seeks long-term capital appreciation by investing 80% of its assets in the equity and debt securities of the real estate industry.

Janus Twenty Fund

This fund primarily invests in equity securities with growth potential with up to 35% of assets in high-yield bonds and without limit in foreign equity and debt securities. It normally invests in a core group of 20 to 30 common stocks.

Kyocera Corporation Stock

This invests in the Company’s Ultimate Parent’s common stock.

[9]           Amendment and termination:

The provisions of the Plan may be amended at any time by the Committee, provided, however, that no part of the funds of the Plan shall be used for or diverted to purposes other than the exclusive benefit of the participants and their beneficiaries. Further, no such amendment or modifications shall impair the rights of the participants already vested.

The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time in whole or in part. In the event of termination, the interest of each participant shall be fully vested and nonforfeitable. In the case of termination, each account is distributed to or on behalf of the participant or beneficiary under one or more of the following methods:

(a)           A lump sum payment, or

(b)           Transfer to any other qualified trust.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]           Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

[2]           Investments valuation and income recognition:

The Plan’s investments are stated at fair value. Quoted market prices are used to value common stock. Mutual funds are valued at net asset value. The Plan’s investments in a common/collective trust represent shares in a stable value common trust fund which are valued at the net asset value of the fund at year end. The stable value common trust fund invests substantially all of its assets in investment contracts that are fully benefit-responsive investment contracts which are valued at contract value.

Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

The net change in investment value is recorded daily, and any earnings are reinvested in the respective investments. The net change in investment value includes the Plan’s proportionate share of interest, dividends, results of realized gains and losses, as determined on a moving average-cost basis, and unrealized appreciation or depreciation on the underlying investments which comprise the various investment options.

[3]           Net change in fair value of investments:

The Plan presents in the statement of changes in net assets available for benefits the net change in fair value of investments, which consists of realized gains/losses on securities sold during the year and net appreciation/depreciation on investments held as of the end of the year.

[4]           Payment of benefits:

Benefits are recorded when paid.

[5]           Risks and uncertainties:

The Plan provides for various investment options in various combinations of investment securities, including underlying equity and fixed-income securities. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainity related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

[6]           Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2005 and 2004:

	December 31,
	2005	2004
TRP Stable Value Common Trust Fund	$5,237,320
TRP Equity Index 500 Fund	3,493,791
TRP Growth Stock Fund	6,489,364
Janus Twenty Fund		$4,023,813
UBOC Stable Value Fund		2,794,865
Highmark Money Market Fund		2,402,756
Highmark Bond Fund		1,563,644
Vanguard Index 500 Fund		3,139,833
Fidelity Advisor Growth Opportunities Fund		2,039,992
Franklin Small Cap Growth Fund		1,627,770

A portion of the Plan’s investments are in the T. Rowe Price Stable Value Common Trust Fund (the “Fund”) created, managed, and maintained by T. Rowe Price. Each investee in the Fund has an undivided interest in its underlying assets. As of December 31, 2005, the Plan’s interest relative to the underlying assets of the Fund was approximately .07%.

The following tables present the value of the Investments and net change in the fair value of the Fund as of and for the year ended December 31, 2005:

Statement of Assets and Liabilities

(in thousands except for units)

Assets
Investments in securities, at value:
Affiliated companies (cost $1,758,772)	$1,758,772
Non-affiliated companies (cost $5,308,532)	5,308,532

Total investments in securities	7,067,304

Receivable for units issued	116,951

Total assets	7,184,255

Liabilities
Payable for units redeemed	97,712

Net assets	$7,086,543

Net assets consist of:
Paid-in capital applicable to 7,086,543,151 units of beneficial interest	$7,086,543

Net assets	$7,086,543

Net asset value per unit	$1.00

Statement of Operations and Changes in Net Assets

(in thousands)

Year Ended
December 31,
2005
Increase in net assets
Investment income	$290,928

Distributions to unitholders:
Net investment income	(290,928)

Unit transactions:*
Units issued	3,172,361
Distributions reinvested	290,928
Units redeemed	(2,757,933)

Increase in net assets from unit transactions	705,356

Net assets
Increase during period	705,356
Beginning of period	6,381,187

End of period	$7,086,543

*Unit transactions at net asset value of $1.00 per share

During 2005, the Plan’s Investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated as follows:

Registered investment coinpardes	$558,374
Common stock - Kyocera Corporation	(52,315)

$506,059

NOTE D - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 1992, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE E - RELATED PARTY TRANSACTIONS

At December 31, 2005 and 2004, the Plan had investments in the common stock of Kyocera Corporation, the Company’s ultimate Parent, of $1,202,322 and $1,161,533, respectively.

The Plan used UBOC as trustee/custodian and bookkeeper in 2004 and TRP assumed this function beginning April 1, 2005. At December 31, 2005 and 2004, the Plan had investments in a common/collective trust managed by TRP and UBOC of $22,871,197 and $2,794,865, respectively, and investments in registered investment companies managed by UBOC’s affiliate, Highmark Capital Management, Inc., of $3,966,400, as of December 31, 2004.

SUPPLEMENTARY INFORMATION

KYOCERA MITA AMERICA, INC.
SAVINGS AND INVESTMENT PLAN

Form 5500 - Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes

December 31, 2005

Employer Identification Number #

		Current
Identity of Issuer	Description of Investment	Value

T. Rowe Price	Stable Value Common Trust Fund	$5,237,320
	Equity Income Fund	1,433,565
	Balanced Fund	1,486,012
	Equity Index 500 Fund	3,493,791
	Growth Stock Fund	6,489,364
	Mid-Cap Value Fund	1,311,129
	Small-Cap Value Fund	1,331,823
	Global Technology Fund	846,683
	Retirement Income Fund	1,081
	Retirement 2005 Fund	1,338
	Retirement 2010 Fund	14,443
	Retirement 2015 Fund	462,806
	Retirement 2020 Fund	222,951
	Retirement 2025 Fund	190,021
	Retirement 2030 Fund	156,792
	Retirement 2035 Fund	104,811
	Retirement 2040 Fund	85,709
	Retirement 2045 Fund	1,579

		22,871,198

Pacific Investment Management Company	PIMCO Total Return Admin	1,624,894

Columbia Wanger Asset Management, LP	Columbia Acorn Fund Z	1,669,052

Franklin Templeton Investments Corp.	Templeton Growth A Fund	1,641,366

Artisan Partners Limited Partnership	Artisan Mid Cap	1,638,632

Morgan Stanley Investment Management	Morgan Stanley Intl Equity, B	1,072,228

Third Avenue Management LLC	Third Avenue Real Estate Value	635,598

Janus Capital Corporation	Janus Twenty Fund	129,617

Kyocera Corporation*	Common stock	1,202,322

Participants’ loan*	Interest rate - Prime plus 1% at inception	1,430,876

	Total Investments	$33,915,783

*Party-in-interest transaction

See notes to financial statements

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kyocera Mita America, Inc.
Savings and Investment Plan

Date:	December 8, 2006	By:	/s/ Nicholas Maimone
		Name:	Nicholas Maimone
		Title:	Chief Financial Officer

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of Eisner LLP	Filed herewith
23.2	Consent of Pricewaterhouse Coopers LLP	Filed herewith